ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

April 29, 2016	Adam M. Schlichtmann
T+1 617 951 7114
F+1 617 235 7346 adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	State Street Institutional Investment Trust (the “Trust” or the “Registrant”) (Registration Nos. 333-30810 and 811-09819) Post Effective Amendment Number 201 to the Trust’s Registration Statement (the “Registration Statement”) on Form N-1A Filed on February 29, 2016, Pursuant to Rule 485(a) under the Securities Act of 1933, as Amended

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced amendment to the Registration Statement of the Trust, relating to the State Street Hedged International Developed Equity Index Fund (the “Hedged International Developed Equity Index Fund”) and the State Street International Developed Equity Index Fund (the “International Developed Equity Index Fund”), each a series of the Trust, that Mr. Williamson provided by telephone to Adam Schlichtmann on April 14, 2016. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

The Funds currently intend to make a 485(b) filing on April 29, 2016 containing their prospectus and SAI that will become automatically effective on or about April 29, 2016.

General Comments

1.	Please respond to all comments in writing and file the correspondence with the Securities and Exchange Commission (the “SEC”). Whenever a comment is made in one location, it should be considered applicable to similar disclosure found elsewhere. If a comment asks for revised disclosure or the response to a comment indicates revised disclosure, please provide any revised disclosure with the letter with time to review prior to making the 485(b) filing. Please also include Tandy representations with your EDGAR correspondence regarding these comments.

Response: The requested representations are included below.

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Prospectus Comments

2.	Based on your cover letter, it appears that both the Hedged International Developed Equity Index Fund and the International Developed Equity Index Fund will be feeder funds in a master-feeder structure, with the State Street International Developed Equity Index Portfolio (the “Portfolio”) acting as the master fund. However, some of the disclosure for the Hedged International Developed Equity Index Fund does not fully reflect the arrangement. For example, the fee table does not contain the statement that “[t]he expenses shown in the table and the Example reflect the expenses of both the Fund and the Fund’s proportionate share of the expenses of the State Street International Developed Equity Index Portfolio” and you do not include Master-Feeder Structure Risk despite including it for the International Developed Equity Index Fund. Please explain or revise as necessary.

Response: According to Form N-1A, a “Feeder Fund” is a fund that holds shares of a single fund in accordance with Section 12(d)(1)(E) of the Investment Company Act of 1940, as amended (the “1940 Act”). Although the Hedged International Developed Equity Index Fund may be eligible to rely on Section 12(d)(1)(E) for its investment in the Portfolio under some circumstances, the Fund is also eligible to rely on a combination of Section 12(d)(1)(G) and Rule 12d1-2 under the 1940 Act and fund-of-funds direct investment exemptive relief granted to open-end management investment companies advised by SSGA FM (File number 812-14291, together “Direct Investment Relief”). At this time the Hedged International Developed Equity Index Fund has determined to draft its disclosure as though it were not relying on Section 12(d)(1)(E), although it may be eligible to do so.

3.	As the SEC Staff views the master fund as the co-issuer of the feeder fund’s securities under Rule 140 of the Securities Act, please confirm that the master fund will sign the registration statement.

Response: Without taking a view on whether Rule 140 of the Securities Act applies, the Portfolio has informed the Registrant that it will sign the Registration Statement.

4.	Please supplementally explain why the fees and expenses for Class K shares are lower than those for the other share classes.

Response: The expense ratios for Class A, Class C and Class I shares reflect certain class-specific expenses that are not incurred by Class K shares.

5.	On page 5, please clarify what is meant by “most” in the sentence, “Under normal circumstances, the Fund invests most of its assets in the securities comprising the Index, in

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American Depositary Receipts (ADRs) or Global Depositary Receipts (GDRs) based on securities comprising the Index, in other funds, including funds sponsored by the Adviser or its affiliates, or in other investments, that the Adviser expects to provide a return highly correlated to the Index or a portion of the Index.”

Response: Each fund has revised the language in question in response to the Staff’s comment as set forth below:

Hedged International Developed Equity Index Fund:

Under normal circumstances, the Fund invests substantially all ~~most~~ of its assets in ~~the~~ securities comprising the Index, in American Depositary Receipts (ADRs) or Global Depositary Receipts (GDRs) based on securities comprising the Index, in other funds, including funds sponsored by the Adviser or its affiliates, in currency hedging instruments (and related collateral, if any) or in other investments, that the Adviser expects to provide a return highly correlated to the Index or a portion of the Index.

International Developed Equity Index Fund:

Under normal circumstances, the Fund invests substantially all ~~most~~ of its assets in ~~the~~ securities comprising the Index, in American Depositary Receipts (ADRs) or Global Depositary Receipts (GDRs) based on securities comprising the Index, in other funds, including funds sponsored by the Adviser or its affiliates, or in other investments, that the Adviser expects to provide a return highly correlated to the Index or a portion of the Index.

6.	We note the Fund’s intention is to track the Index. Please confirm that tracking the Index is consistent with footnote 42 of the adopting release for Rule 35d-1 (the “Adopting Release”) with respect to the term “international” and that the Fund will consider footnote 42 if it changes indexes or if the Index changes its methodology.

Response: The Registrant believes that tracking the Index is consistent with footnote 42 of the Adopting Release and the use of the term “international” in the Fund’s name. The relevant portion of footnote 42 provides that, “[t]he terms ‘international’ and ‘global,’ however, connote diversification among investments in a number of different countries throughout the world, and ‘international” and “global’ funds will not be subject to the rule. We would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.” As of March 31, 2016, 21 countries were represented in the MSCI EAFE 100% Hedged to USD Index and the MSCI EAFE Index.

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7.	We note that you define “developed economies or securities markets” to include not only countries that are included in the Index, but also countries in a “global developed market index” and “countries with similar characteristics.” Unlike the reference to countries in the Index, these terms do not apprise investors of the countries in which the Funds may invest. It is unclear, for example, whether the United States would be included in one of these categories. We suggest revising your definition to tie the definition solely to countries included in the Index.

Response: The Funds have revised their disclosure as follows:

For this purpose, countries with “developed economies or securities markets” refers to countries that are included in the Index, or a global developed markets equity index, and countries with similar characteristics (countries that have sustained economic development, sufficient liquidity for listed companies and accessible markets).

8.	Please remove the “material” qualifier from the statement that “The Fund will provide shareholders with at least 60 days’ notice prior to any material change in this 80% investment policy.”

Response: Each Fund has revised its disclosure as follows, although the Fund may take the view that an immaterial change in the policy does not trigger shareholder notification requirements under the rule, depending on the facts and circumstances surrounding any change in question:

The Fund will provide shareholders with at least 60 days’ notice prior to any ~~material~~ change in this 80% investment policy.

9.	We note your statement that the Hedged International Developed Equity Index Fund intends to gain its investment exposure to the Index by investing in the Portfolio and to employ its currency hedging strategies by directly entering into currency hedging transactions. In past filings using a master-feeder structure, you have included statements saying that the feeder fund will invest substantially all of its investable assets in the master fund and that the master fund has substantially identical investment policies, strategies and risks and a substantially identical investment objective as the feeder fund. Please add similar disclosure here or explain why you cannot do so.

Response: As noted in response to Comment 2 above, although the Hedged International Developed Equity Index Fund may be eligible to rely on Section 12(d)(1)(E) of the 1940 Act for its investment in the Portfolio under some circumstances, the Fund is also eligible to rely on the Direct Investment Relief. In light of these alternatives, and since the

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Portfolio does not seek to track the performance of the MSCI EAFE 100% Hedged to USD Index, the Hedged International Developed Equity Index Fund has determined not to include requested disclosure. In addition, the Registrant notes that the section entitled “Management and Organization” includes the following disclosure: “[t]he Hedged International Developed Equity Index Fund gains all of its investment exposure to the Index constituents by investing in the Portfolio, a separate mutual fund that, aside from the currency hedging activities performed by the Fund, has substantially similar investment strategies and risks as the Fund.”

10.	Depending on your response above, please explain approximately how much of the Hedged International Developed Equity Index Fund’s assets will be invested in the Portfolio. If the Fund will need to set aside collateral for its currency hedging strategy, disclose in an appropriate location what collateral will be set aside and whether the collateral requirements will cause the Fund to have reduced portfolio exposure. Stated differently, please explain how the Fund will be able to track the performance of the Index constituents if a portion of the Fund’s assets is set aside as collateral for the hedging strategy.

Response: The Hedged International Developed Equity Index Fund expects to invest sufficient assets in the Portfolio to enable it to seek to track the returns of its Index while directly engaging in its hedging strategy. The Fund currently does not expect that it will be required to set aside collateral for its currency hedging strategy in a way that will have a material effect on its investment performance. For example, in many cases collateral is not required for forward currency contracts. To the extent collateral is required, the Hedged International Developed Equity Index Fund may utilize certain derivatives to maintain exposure to the Index.

11.	Briefly tell investors about the material features of the Index. This might include, for example, the number of countries represented, the number of companies included, meaningful market capitalization ranges, and any material country or sector exposures.

Response: The Funds have added the following disclosure in response to the Staff’s comment:

Hedged International Developed Equity Index Fund

The Index is designed to capture the performance that can be achieved by hedging the currency exposures of its parent index, the MSCI EAFE Index, to the U.S. dollar. The MSCI EAFE Index is a free float-adjusted market capitalization index that is designed to capture large and mid-cap securities in developed market countries, excluding the United States and Canada. As of March 31, 2016, the MSCI EAFE Index comprised 928 securities across 21 countries and represents 85% of the free

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float-adjusted market capitalization of those countries. As of March 31, 2016, a significant portion of the MSCI EAFE Index comprised companies in the financial sector, although this may change from time to time. As of March 31, 2016, the full market capitalization of the companies included in the MSCI EAFE Index ranged from $1.7 billion to $239.2 billion. As of March 31, 2016, countries covered in the MSCI EAFE Index included Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom, although this may change from time to time.

International Developed Equity Index Fund

The Index is a free float-adjusted market capitalization index that is designed to capture large and mid-cap securities in developed market countries, excluding the United States and Canada. As of March 31, 2016, the Index comprised 928 securities covering companies across 21 countries and represents 85% of the free float-adjusted market capitalization of those countries. As of March 31, 2016, a significant portion of the Index comprised companies in the financial sector, although this may change from time to time. As of March 31, 2016, the full market capitalization of the companies included in the Index ranged from $1.7 billion to $239.2 billion. As of March 31, 2016, countries covered in the Index included Australia, Austria, Belgium, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom, although this may change from time to time.

12.	Please revise Currency Hedging Risk on page 6 to highlight the need to rollover the Hedged International Developed Equity Index Fund’s hedges and that this may impose recurring costs on the Fund.

Response: The Fund has revised its disclosure as follows:

[Item 4] Currency Hedging Risk. When a derivative is used as a hedge against a position that the Fund holds, any ~~loss~~gain generated by the derivative generally should be substantially offset by ~~gains~~losses on the hedged investment, and vice versa. While hedging can reduce or eliminate losses, it can also reduce or eliminate gains. Hedges are sometimes subject to imperfect matching between ~~the hedging transaction and the risk sought to be hedged~~a derivative and its reference asset. For example, because the ~~size of each~~Fund’s currency ~~position hedged by the Fund~~hedge is reset on a monthly basis, based on the ~~size of the fund’s exposure to that currency at a point in time. The~~ size of the Fund’s exposure to a currency ~~will vary during the month. This means~~at a certain point in time, the size of each currency hedge could be

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greater or less than the Fund’s total exposure in that currency ~~during the month, and~~ intra-month and currency risk may develop or increase between resets. Furthermore, while the Fund is designed to hedge against currency fluctuations, it is possible that a degree of currency exposure may remain even at the time a hedging transaction is implemented. As a result, changes in currency exchange rates ~~will~~may affect Fund returns even when the hedge works as intended~~. There can be no assurance that the Fund’s hedging transactions will be effective~~. The effectiveness of the Fund’s currency hedging strategy will also generally be affected by the volatility of both the securities included in the Index, and the volatility of the U.S. dollar relative to the currencies to be hedged. Increased volatility may reduce the effectiveness of the Fund’s currency hedging strategy and may impact the costs associated with hedging transactions. The effectiveness of the Fund’s currency hedging strategy and the costs associated with hedging transactions may also in general be affected by interest rates. ~~The~~Significant differences between U.S. dollar interest rates and foreign currency interest rates may further impact the effectiveness of the Fund’s currency hedging strategy. There can be no assurance that the Fund’s hedging transactions will be effective. The Fund’s currency hedging activities will potentially increase or accelerate distributions to shareholders, increase distributions taxed to shareholders as ordinary income, result in the re-characterization of prior ordinary income distributions as return of capital, or generate losses that cannot be used to offset income or capital gain in subsequent years. The Fund will bear the costs associated with any such hedging transaction, regardless of any gain or loss experienced on the hedging transaction.

13.	Please confirm that Small and Micro-Cap Companies Risk is relevant for these Funds.

Response: Each Fund has revised its disclosure to remove Small and Micro-Cap Companies Risk as it is not a principal risk of the Funds.

14.	Based on the disclosure under the section entitled “Management and Organization,” it appears that the International Developed Equity Index Fund relies on Section 12(d)(1)(E) for its investment in the Portfolio. If the Hedged International Developed Equity Index Fund is not relying on Section 12(d)(1)(E), please explain how its investment in the Portfolio complies with Section 12 under the 1940 Act.

Response: See response to Comment 2 above.

15.	Under the section entitled “Shareholder Information – Right to Change Policies,” the disclosure states that, “[t]hese actions will be taken when, at the sole discretion of the SSGA FM management, we reasonably believe they are deemed to be in the best interest of the State Street Fund,” consider adding a reference to “as consistent with the federal securities laws.”

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Response: The Funds have not made the requested change because they do not believe stating an intention to operate consistent with the federal securities laws furthers investor understanding of the Funds’ operations.

Statement of Additional Information Comments

16.	Under the section entitled “General,” please remove the “but not limited to” from the following statement, as it implies that the disclosure is incomplete: “In managing its portfolio of investments, the Portfolio may purchase various securities and investment related instruments and make use of various investment techniques, including, but not limited to, those described below.”

Response: The Registrant believes that the current disclosure is appropriate and in compliance with the requirements of Form N-1A. The Fund notes that the SAI does not contain a complete list of the Funds’ investment techniques as the principal investment strategies of the Funds are described in their prospectuses. In addition, Item 16(b) of Form N-1A requires the Fund to “describe any investment strategies, including a strategy to invest in a particular type of security, used by an investment adviser of the Fund in managing the Fund that are not principal strategies and the risks of those strategies.” Consistent with this requirement, the “Additional Investments and Risks” section provides a description of the types of securities and techniques that are currently intended to be used by the Funds and the Portfolio. In addition to listing the types of securities and techniques that are currently intended to be used by the Funds and the Portfolio, the Funds also include the above-referenced disclosure to inform shareholders that the Funds’ and the Portfolio’s permissible investments could change over time. Therefore, the Registrant respectfully declines to make the requested change.

17.	On page 46, there is a reference to “December 31, 2014.” Please update the figures and dates where appropriate.

Response: The requested change has been made.

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The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) SEC Staff comments or changes to disclosure in response to such

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comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam M. Schlichtmann

Adam M. Schlichtmann